

October 13, 2023

Irene Oh
Executive Vice President and Chief Risk Officer
East West Bancorp, Inc.
135 North Los Robles Ave., 7th Floor
Pasadena, California 91101

> **Re: East West Bancorp, Inc.**
> **Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30, 2023**
> **File No. 000-24939**

Dear Irene Oh:

We have have conducted a limited review of your quarterly report and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30, 2023

Interest Rate Risk Management, page 95

1. We note the disclosure on page 95 that the computation of prospective effects of hypothetical interest rate changes are based on various assumptions which are further discussed in *Item 7. MD&A — Market Risk Management* in your 2022 Form 10-K. These assumptions include, but are not limited to, the timing and magnitude of changes in interest rates, the yield curve evolution and shape, the correlation between various interest rate indices, financial instruments' future repricing characteristics and spread relative to benchmark rates, and the extent to which prepayment activity changes. Your disclosure also states that while the assumptions are inherently uncertain, you believe your assumptions are reasonable. Please revise your disclosure to fully describe and define the various identified assumptions supporting your market risk presentations, beginning with your next report and provide us with proposed disclosure in response to this comment. Please clarify whether you use proprietary or third-party data, how the data are used in your modeling and any unique facts and circumstances about them, such as how they have or may respond to unknown facts and circumstances, such as exogenous events.

Additionally, please disclose changes in any assumptions used for any comparative period, including changes to the data source used or significant changes in the actual assumption itself due to, and for example, internal data, market conditions or significant changes in the judgments and determinations made by management as you refine your modeling over time. Please see Item 305(a)(1)(ii)(B) of Regulation S-K.

2. We note that in the first six months of 2023 deposit rates have increased 279 basis points, increasing along with the increase in the federal funds target rate. We also note that your non-interest bearing deposits appear to have shifted to interest bearing accounts, including certificates of deposit. We also note that you describe at least one factor as an increase in your funding costs is a rise in deposit referral fees. Please tell us, and revise future filings to clarify, the assumptions made with respect to deposit products re-pricing, and whether your assumptions have changed as customer preferences have changed during the past two years. For example, it is unclear how, and the extent to which, deposit prices are assumed to change in response to changes in market interest rates, referred to as "deposit beta." Finally, to the extent that referral fees are paid to attract brokered deposits, revise your disclosure to discuss the use of brokered deposits.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Schroeder at 202-551-3294 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance